NEWS RELEASE

OLYMPUS: INTERSECTS FURTHER HIGH-GRADE MINERALIZATION WITHIN NORTH EXTENSION OF PHUOC SON GOLD DEPOSIT

HIGHLIGHTS:

•
Continued step-out drilling has confirmed that the Dak Sa mineralized structure extends more than 800 meters beyond the north limit of previously defined JORC category resources in the Phuoc Son Deposit.

•	All holes drilled to date within this northern extension have intersected significant alteration and mineralization.
•
In addition to previously announced results, a further shoot of potentially economic mineralization has been intersected in DSDH 217, which recorded 20.74 g/t gold over 2.15 meters. Significant mineralization has also been logged in DSDH 219, for which assay results are currently pending.

•
Ongoing drilling will continue to probe the extent and gold grade distribution of the mineralized structure and also delineate the geometry and extent of potentially economic mineralization intersected by drilling to date.

TORONTO July 26 2007 - Olympus Pacific Minerals Inc. (TSX: OYM) is pleased to announce continued success from step-out drilling along the northern extension of the Phuoc Son Gold deposit. Since the May 22 release, five further holes (DDH 214–218) have been completed and two more (DDH 219-220) are in progress.

Previously released results include: 5.77 g/t gold over 1.21 meters and 3.84 g/t gold over 14.95 meters including 8.56 g/t gold over 5.75 meters in holes 211 and 213, respectively and 12.24 g/t over 1.95 meters, 6.94 g//t gold over 8.01 meters, 38.81 g/t gold over 1.25 meters and 8.18 g/t gold over 1.85 meters in holes 210, 209, 204 and 199 (OYM Press Release dated May 22, 2007). Significant results to date from the north extension drilling program are shown in the table below and in the attached figure.

PHUOC SON DEPOSIT NORTH EXTENSION – DRILL PROGRAM
HOLE ID	From (m)	To (m)	Intercept Width (m)	Gold Grade (g/t)
DSDH 211	363.79	365.00	1.21	5.77
DSDH 212	237.40	238.15	0.75	2.37
	289.00	293.25	4.25	0.86
including	292.60	293.25	0.65	3.20
	300.00	301.90	1.90	0.45
	315.00	317.00	2.00	1.09
DSDH 213	253.55	268.50	14.95	3.84
including	259.25	265.00	5.75	8.56
DSDH 214	191.00	192.00	1.00	0.29
	201.00	202.15	1.15	0.16
	277.50	278.10	0.60	0.33
DSDH 215	215.85	216.75	0.90	0.18
	224.00	225.00	1.00	0.11
DSDH 216	318.50	321.00	2.50	0.29
	328.00	329.50	1.50	0.32
	332.00	334.00	2.00	0.20
	336.00	337.00	1.00	0.10
DSDH 217	358.00	359.90	1.90	1.05
	363.45	365.60	2.15	20.74
DSDH 218	Assay results pending
DSDH 219	Drilling in progress
DSDH 220	Drilling in progress

Notes:

(1)	Unless otherwise stated, holes were drilled at an inclination of -90 degrees.
(2)	Based on current geological interpretation of the drilling results, intercept widths are approximate. Additional drilling is required before definitive true widths can be determined.
(3)	Grades are uncut.
(4)	All assays were performed by the Mineral Assay and Service Co. Ltd. (MAS Laboratory) located in Bangkok, Thailand using the Fire Assay method on 50 grams of prepared sample. The

MAS Laboratory is certified by the Thailand Department of Industrial Works and Ministry of Industry .

North Extension drilling results to date indicate considerable variation in both gold grade and intercept width. Additional close-spaced drilling is required to delineate the extent, geometry and average grade of potentially economic mineralization that has been intersected by drilling to date.

The northern extension, which still remains open along-strike and down-dip, is one of many such structures that have fertile upside exploration potential within the Phuoc Son property.

The Company’s 85% owned Phuoc Son Gold property is located in central Vietnam, along the Phuoc Son-Sepon Suture that hosts such world-class deposits as Oxiana’s Sepon deposit to the North. Two gold deposits (North and South deposits) have to date been discovered and are currently under mining development within the Phuoc Son property.

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:
David Seton, Chairman & CEO
Jim Hamilton, Corporate Communications
T:  (416) 572-2525 or TF: 1-888-902-5522
F:  (416) 572-4202

Unless otherwise noted, the technical information in this release has been prepared and/or reviewed by Mr. Rod Murfitt, who is a Qualified Person as defined by National Instrument 43-101. The Company employs a quality control program to ensure best practices in sampling and analysis of drill core and rock samples. Mineral Assay and Services Co. Ltd., located in Bangkok, Thailand, performs sample preparation and analyses.

Statements contained in this release that are not historical facts are forward-looking statements which involve risk and uncertainties, which could cause actual results to differ materially from those expressed in the forward-looking statements. The Company relies upon litigation protection for forward-looking statements.

 DRILL LAYOUT - PHUOC SON NORTH DEPOSIT EXTENTION

0.18 / 0.90m
& 0.11 / 1.00m
Assays pending
12.24 / 1.95m
3.84 / 14.95 m
incl. 8.56 / 5.75m
3.17 / 1.55m,
2.36 / 0.80m &
20.74 / 2.15m
14.99 / 0.50m
& 2.44 / 1.65m
38.81 / 1.25m
5.77 / 1.21m
8.18 / 1.85 m
& 7.38 / 0.3m
6.94 / 8.01m
North Deposit
10.99 / 3.01m
10.99 / 1.0m
4.06 / 1.50m
8.2 / 1.50m
4.95 / 1.22m
0.22 / 3.20m &
0.96 / 0.50m
2.77 / 1.70m
South Deposit
215
218
220
210
214
217
213
219
206
211
209
204
216
199
179
044
025
046 Ext.
168
170
104
N
500 m
Legend
Exploration Hole
[gold grade (g/t) / intercept width (m)]
Hole in Progress
Proposed Hole
Recent hole with
significant mineralization
Resource Outline (Feb 07)
Dak Sa Total:
(305,240 Ozs) 766,560T @ 12.34 g/t Au
& 16.08 g/t Au
Resource Potential
Indicated Trend
Ore Trend

OLYMPUS FOFI DISCLAIMER
Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.